EXHIBIT 99.1

EVS Receives $1M Order From New Home Goods Manufacturer in China

CAESAREA, Israel, March 9, 2015 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced that it has received the first order from a new, major Home Goods manufacturer in China for its legacy product, IQ-TEX4, totaling over $1 million.

The order consists of multiple components for textile web inspection, including IQ-TEX4 inspection systems, iSync infrared synchronization systems, and optimized maps for high-speed debatching machines. EVS will be delivering approximately $450 thousand worth of components, while handling the primary contractor responsibilities for the remaining $550 thousand of third party equipment.

Li Fei, EVS China General Manager, commented, "This is a major milestone for EVS with our legacy product lines. This order is a confirmation that our marketing campaign in Asia, specifically our efforts in the Chinese market, are beginning to show a tremendous return on our investment. We believe that this order has potential to lead to further business in this huge market."

Sam Cohen, CEO of EVS, commented, "We are very pleased to receive this order from one of the largest home textile manufacturers in China. This order is a significant one, since it exposes our technology to the massive home textile market segment in Asia. The overall upswing of IQ-TEX4 orders that we have recently seen, along with the strong market response that our iBar product is beginning to experience, makes us very optimistic with regard to 2015."

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com